Exhibit 99.4

Kost Forer Gabbay & Kasierer 144A Derech Menachem Begin Tel Aviv 6492102	Tel.: +972-3-6232525 Fax: +972-3-5622555 ey.com

November 11, 2024

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statements:

(1)	Registration Statement (Form F-3 No. 333-262489) of NLS Pharmaceutics Ltd.

(2)	Registration Statement (Form F-3 No. 333-262489) of NLS Pharmaceutics Ltd., and

(3)	Registration Statement (Form F-3 No. 333-268690) of NLS Pharmaceutics Ltd.,

of our report dated November 7, 2024, with respect to the financial statements of Kadimastem Ltd. for the year ended December 31, 2023 included in this report on Form 6-K.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer
A member firm of EY Global

Tel Aviv, Israel
November 11, 2024